EXHIBIT 99.2

SIGNIFICANT SUBSIDIARIES

Financial Statements

Petro Travel Plaza LLC

December 31, 2005

with Report of Independent Auditors

PETRO TRAVEL PLAZA LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

PETRO TRAVEL PLAZA, LLC

BALANCE SHEETS

(in thousands)

	December 31, 2004	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$5,471	$7,842
Trade accounts receivable	239	392
Inventories	1,010	1,040
Due from affiliates	1,121	1,241
Other current assets	218	24

Total current assets	8,059	10,539

Property and equipment, net	16,236	15,215
Deferred debt issuance costs, net	10	8
Other assets	26	112

Total assets	$24,331	$25,874

Liabilities and Partners' Capital and Comprehensive Income (Loss)
Current liabilities:
Current portion of long-term debt	$691	$691
Trade accounts payable	1,254	1,350
Accrued expenses and other liabilities	1,488	1,459
Due to affiliates	864	1,180

Total current liabilities	4,297	4,680

Other liabilities	4	4
Long-term debt, excluding current portion	11,746	11,055

Total long-term liabilities	11,750	11,059

Total liabilities	16,047	15,739

Commitments and contingencies
Partners' capital and comprehensive income (loss):
General partners' capital	8,428	10,047
Accumulated other comprehensive income (loss)	(144)	88

Total partners' capital and comprehensive income (loss)	8,284	10,135

Total liabilities and partners' capital and comprehensive income (loss)	$24,331	$25,874

PETRO TRAVEL PLAZA, LLC

STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Net revenues:
Fuel (including motor fuel taxes)	$37,135	$47,002	$59,475
Non-fuel	11,311	12,261	13,140

Total net revenues	48,446	59,263	72,615

Costs and expenses:
Cost of sales
Fuel (including motor fuel taxes)	32,891	42,235	54,646
Non-fuel	4,901	5,384	5,820
Operating expenses	7,112	7,676	8,167
General and administrative	430	406	446
Depreciation and amortization	1,210	1,274	1,345
Loss on disposal of fixed assets	—	—	15

Total costs and expenses	46,544	56,975	70,439

Operating income	1,902	2,288	2,176

Interest income	12	48	177
Interest expense	(723)	(677)	(734)

Income before cumulative effect of a change in accounting principle	1,191	1,659	1,619

Cumulative effect of a change in accounting principle (note 2)	(1)	—	—

Net income	$1,190	$1,659	$1,619

PETRO TRAVEL PLAZA, LLC

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL AND

COMPREHENSIVE INCOME (LOSS)

(in thousands)

	General Partners' Capital	Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital
Balances, December 31, 2002	$5,579	$(317)	$5,262

Net income	1,190	—	1,190
Unrealized gain on cash flow hedging derivative:
Unrealized holding loss arising during the period		(198)	(198)
Plus: reclassification adjustment for loss realized in net income		262	262

Net change in unrealized gain		64	64

Comprehensive income			1,254

Balances, December 31, 2003	6,769	(253)	6,516

Net income	1,659	—	1,659
Unrealized gain on cash flow hedging derivative:
Unrealized holding loss arising during the period		(106)	(106)
Plus: reclassification adjustment for loss realized in net income		215	215

Net change in unrealized gain		109	109

Comprehensive income			1,768

Balances, December 31, 2004	8,428	(144)	8,284

Net income	1,619	—	1,619
Unrealized gain on cash flow hedging derivative:
Unrealized holding gain arising during the period		158	158
Plus: reclassification adjustment for loss realized in net income		74	74

Net change in unrealized gain		232	232

Comprehensive income			1,851

Balances, December 31, 2005	$10,047	$88	$10,135

PETRO TRAVEL PLAZA, LLC

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Cash flows from operating activities:
Net income	$1,190	$1,659	$1,619
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,210	1,274	1,345
Cumulative effect of a change in accounting principle	1	—	—
Deferred debt issuance cost amortization	10	6	2
Provision for bad debt	4	5	4
Loss on disposition of fixed assets	—	—	15
Other operating activities	2	1	—
Increase (decrease) from changes in:
Trade accounts receivable	(59)	(76)	(157)
Inventories	(129)	(79)	(30)
Other current assets	100	(47)	194
Due from affiliates	(50)	(218)	(120)
Due to affiliates	726	(479)	316
Trade accounts payable	5	821	96
Accrued expenses and other liabilities	514	535	115

Net cash provided by operating activities	3,524	3,402	3,399

Cash flows from investing activities:
Purchases of property and equipment	(2,114)	(447)	(337)
Increase in other assets, net	—	(6)	—

Net cash used in investing activities	(2,114)	(453)	(337)

Cash flows from financing activities:
Repayments of long-term debt	(602)	(624)	(691)
Proceeds from long-term debt issuance	1,800	—	—
Payment of debt issuance costs	(8)	—	—

Net cash provided by (used in) financing activities	1,190	(624)	(691)

Net increase in cash and cash equivalents	2,600	2,325	2,371
Cash and cash equivalents, beginning of period	546	3,146	5,471

Cash and cash equivalents, end of period	$3,146	$5,471	$7,842

Supplemental cash flow information -
Interest paid during the period	$665	$670	$729
Non-cash activities -
Net change in unrealized gain on cash flow hedging derivative	(64)	(109)	(232)

(1) Company Formation and Description of Business

Company Formation

Petro Travel Plaza, LLC (the “Company”), a California limited liability corporation, was formed on December 5, 1997, by Tejon Development Corporation, a California corporation (“Tejon”) and Petro Stopping Centers, L.P., a Delaware limited partnership (“Petro”) for the development and operation of a travel plaza in Southern California. The partners and their interests in the Company are as follows:

General Partners

Tejon Development Corporation	60.0%
Petro Stopping Centers, L.P.	40.0%

The Company financed construction of the travel plaza with a non-recourse credit facility. This travel plaza began operations in June 1999.

Description of Business

The travel plaza offers a broad range of products, services, and amenities, including diesel fuel, gasoline, a full service restaurant, truck maintenance and repair services, a travel store, two separate convenience stores for highway motorists, and branded fast food offerings. This facility also includes well-lit and fenced parking to enhance security for drivers, their trucks, and their freight.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments and Hedging Activities

The Company records derivative instruments (including derivative instruments embedded in other contracts) on the balance sheet as either an asset or liability measured at its fair value. Changes in a derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gain or loss to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Cash and Cash Equivalents

The Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less. Cash equivalents at December 31, 2004 and 2005 were comprised of short term commercial papers, money market investments in government securities, and bank money instruments and totaled $5.2 million and $7.4 million, respectively.

Accounts Receivable

Pursuant to the terms of the Limited Liability Company Operating Agreement, dated as of December 5, 1997, as previously amended by the First and Second Amendment to the Limited Liability Company Operating Agreement of the Company dated January 1, 1999 and December 19, 2002, respectively (the “Operating Agreement”), Petro shall purchase from the Company all of its customer receivables thus, thereafter, assumes all exposures for uncollectible trade receivables.

Inventories

Inventories are stated at the lower of average cost or market.

Property and Equipment

Property and equipment are recorded at historical cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred and amounted to $308,000, $302,000 and $997,000 for the years ended December 31, 2003, 2004, and 2005, respectively. Renewals and betterments are capitalized. Gains or losses on disposal of property and equipment are credited or charged to income.

Debt Issuance Costs

Costs incurred in obtaining long-term financing are amortized over the life of the related debt using the effective interest method. At December 31, 2004 and 2005, accumulated amortization of debt issuance costs was $142,000 and $144,000, respectively.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the expected periods to be benefited, currently at twenty years. The Company assesses the recoverability of the intangible assets by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of the intangible assets impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Partial Self-Insurance

The Company is partially self-insured, paying for its own general liability and workers’ compensation claims, up to a stop-loss amount of $250,000 on a per-occurrence basis. Provisions established under these partial self-insurance programs are made for both estimated losses on known claims and claims incurred but not reported, based on claims history. The most significant risk of this methodology is its dependence on claims history, which is not always indicative of future claims. Revisions of estimates based on historical claims data have the effect of increasing or decreasing the related required provisions and thus, may impact the Company’s net income for the period. If the Company’s estimate is inaccurate, the Company’s expenses and net income will be understated or overstated. Although some variation to actual results occurs, historically such variability has not been material. For the years ended December 31, 2003, 2004, and 2005, aggregated provisions amounted to approximately $735,000, $570,000, and $247,000, respectively. For the years ended December 31, 2003, 2004, and 2005, the Company paid approximately $252,000, $151,000, and $145,000, respectively, on claims related to these partial self-insurance programs. At December 31, 2004 and 2005, the aggregated liability was approximately $902,000 and $1.0 million, respectively, which the Company believes is adequate to cover both reported and incurred but not reported claims.

Environmental Liabilities and Expenditures

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to the site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. At December 31, 2005, no accrual was deemed necessary based on existing facts and circumstances. Any such liabilities would be exclusive of claims against third parties and are not discounted.

Asset Retirement Obligations

On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 provides accounting guidance for retirement obligations, for which there is a legal obligation to settle, associated with tangible long-lived assets. SFAS No. 143 requires that asset retirement costs be capitalized as part of the cost of the related long-lived asset and such costs should be allocated to expense by using a systematic and rational method. The statement requires that the initial measurement of the asset retirement obligation be recorded at fair value and the use of an allocation approach for subsequent changes in the measurement of the liability. SFAS No. 143 changes the Company’s accounting for underground storage tank removal costs. An asset retirement obligation of approximately $4,000 has been recorded as a liability as of December 31, 2004 and 2005. The implementation of this standard resulted in a one-time charge for the cumulative effect of a change in accounting principle of $1,000 for the year ended December 31, 2003.

A reconciliation of the Company’s asset retirement obligation for the years ended December 31, 2004 and 2005 are as follows:

	2004	2005
	(in thousands)
Beginning	$3	$4
Liabilities incurred	—	—
Liabilities settled	—	—
Revisions of estimate	—	—
Accretion expense	1	—	*

Ending	$4	$4

*	Due to the effects of rounding, no accretion expense is presented for 2005.

Revenue Recognition

The Company recognizes revenue from the sale of fuel and non-fuel products and services at the time delivery has occurred and services have been performed.

Motor Fuel Taxes

Certain motor fuel taxes are collected from consumers and remitted to governmental agencies by the Company. Such taxes were $9.6 million, $9.7 million, and $10.0 million for the year ended December 31, 2003, 2004, and 2005, respectively, and are included in net revenues and cost of sales in the accompanying statement of operations.

Advertising and Promotion

Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses of $178,000, $237,000, and $170,000 were incurred for the years ended December 31, 2003, 2004, and 2005, respectively, which are included in operating expenses in the accompanying statements of operations.

Income Taxes

The Company is not subject to federal or state income taxes. Results of operations are allocated to the partners in accordance with the provisions of the Company’s Operating Agreement and reported by each partner on their respective federal and state income tax returns. The taxable income or loss allocated to the partners in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.

Reclassifications

Certain prior period balances have been reclassified to conform to the current year presentation.

(3) Inventories

The following is a summary of inventories at December 31, 2004 and 2005:

	2004	2005
	(in thousands)
Motor fuels and lubricants	$272	$327
Tires and tubes	144	100
Merchandise and accessories	556	569
Restaurant and other	38	44

Inventories	$1,010	$1,040

(4) Property and Equipment

Property and equipment is summarized at December 31, 2004 and 2005, as follows:

	Estimated Useful Lives	2004	2005
	(years)	(in thousands)
Land and improvements	10	$9,053	$9,063
Buildings and improvements	30	8,875	9,058
Furniture and equipment	3-10	4,548	4,662

		22,476	22,783
Less accumulated depreciation and amortization		(6,240)	(7,568)

Property and equipment, net		$16,236	$15,215

(5) Long-Term Debt

Long-term debt at December 31, 2004 and 2005 is presented below:

	2004	2005
	(in thousands)

Note payable to a bank, dated June 4, 1999, with a scheduled maturity of September 5, 2009, in an original principal amount of $13.0 million and amended, supplemented, and/or modified prior to September 10, 2003. Interest at either the bank's base rate plus .50% or LIBOR plus 2.0% is payable monthly. The weighted average interest rate was 5.2% at December 31, 2005 as a result of the partial Swap with the lender as required under the loan agreement. The Swap is more fully described in Note (11). Principal payments have been made on a quarterly basis since June 2001. Per the 2002 modification agreement the quarterly principal payments will be $150,312 through June 2009. The final installment of $7.9 million is due at maturity. Borrowings are collateralized by the Company's travel plaza, excluding the second convenience store.

	$10,660	$10,059

Note payable to a bank, dated December 1, 2002, with a scheduled maturity of September 5, 2009, in an original principal amount of $1.8 million and amended, supplemented, and/or modified prior to September 10, 2003. Quarterly principal payments, effective December 31, 2004 of $22,500 are made through June 5, 2009, with the final installment of approximately $1.4 million due at maturity. Interest at either the bank's base rate plus .50% or LIBOR plus 2.0% is payable monthly. The weighted average interest rate was 5.3% at December 31, 2005. Borrowings are collateralized by the Company's second convenience store.

	1,777	1,687

Total long-term debt	12,437	11,746
Less current portion	691	691

Long-term debt, excluding current portion	$11,746	$11,055

Both Tejon and Petro guaranteed a portion of the Company’s debt under an Amended and Restated Guaranty Agreement dated September 10, 2003. Under a Second Amendment to the Consolidated Master Credit Agreement dated as of September 23, 2004, both Tejon and Petro’s guarantee requirements were deleted in their entirety, without substitution.

Estimated principal payment requirements on long-term debt are as follows:

Fiscal Year Ending	(in thousands)
2006	$691
2007	691
2008	691
2009	9,673

Total	$11,746

(6) Accrued Expense and Other Liabilities:

The following is a summary of accrued expenses and other liabilities at December 31, 2004 and 2005:

	2004	2005
	(in thousands)
Accrued expenses:
Employee related expenses	$1,035	$1,084
Taxes payable - sales, fuel, and property	233	298
Interest expense	49	53
Other	171	24

Total	$1,488	$1,459

(7) Related-Party Transactions

Amounts due to affiliates as of December 31, 2004 and 2005 consist of the following:

	2004	2005
	(in thousands)
Due from affiliates:
Petro Stopping Centers, L.P.	$1,121	$1,241
Due to affiliates:
Petro Stopping Centers, L.P.	858	1,171
Tejon Development Corporation	6	9

Total	$864	$1,180

Pursuant to the terms of the Company’s Operating Agreement, Petro manages the travel plaza and receives a management fee of approximately $350,000 per year. Petro also receives a management fee of $1,000 per month for each fast food restaurant located at the travel plaza. Additionally, Petro is responsible for the administrative, accounting, and tax functions of the Company and receives approximately $30,000 per year for these services. For the years ended December 31, 2003, 2004, and 2005, the Company paid management fees in the amount of $382,000, $374,000, and $386,000, respectively, and accounting fees in the amount of $30,000 for each of the years ended December 31, 2003, 2004, and 2005. The Company reimburses Petro for employee expenses.

(8) Partners’ Capital

Ownership

Tejon and Petro are the General Partners of the Company. Initial capital contributions made by Tejon and Petro consist of land plus $4.5 million and $2.0 million, respectively.

Allocations of Income

In any fiscal year, the Company’s profits and losses shall be allocated 60.0% to Tejon and 40.0% to Petro per the terms of the Operating Agreement.

(9) Employee Benefits

The employees at the travel plaza are Petro employees. Petro sponsors a defined contribution retirement plan under Internal Revenue Code Section 401(k) covering substantially all of its employees (the “Plan”). Petro contributions equal 50.0% of the participants’ contributions up to 4.0% of the participants’ annual salary and aggregated approximately $11,000, $13,000, and $10,000 for the years ended December 31, 2003, 2004, and 2005, respectively, which were reimbursed by the Company.

(10) Commitments and Contingencies

From time to time the Company is involved in ordinary routine litigation incidental to the business for which estimates of losses have been accrued, when appropriate. In the opinion of management, such proceedings will not have a material adverse effect on the financial position or results of operations.

(11) Financial Instruments

As of December 31, 2004 and 2005, the carrying amounts of certain financial instruments employed by the Company (including cash and cash equivalents, trade accounts receivable, trade accounts payable, and amounts due from/to affiliates) are representative of fair value because of the short-term maturity of these instruments. The carrying amounts of the Company’s notes payable approximate fair value due to the floating nature of the related interest rates. The fair value of all derivative financial instruments is the amount at which they could be settled, based on quoted market prices or estimated obtained from dealers.

The following table reflects the carrying amount and estimated fair value of the Company’s financial instruments, as of December 31, 2004 and 2005:

	2004		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)
Long-term debt
Variable rate	$12,437	$12,437	$11,746	$11,746
Weighted average interest rate	3.41%	—	5.20%	—
Swap agreement	$(144)	$(144)	$88	$88
Average interest rate	1.37%	—	3.15%	—

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivatives to manage well-defined interest rate risks. At December 31, 2004 and 2005, the Company was party to an interest rate swap agreement which was a cash flow hedge and qualifies for the shortcut method under SFAS No. 133. Under this agreement, the Company pays a fixed rate of 4.33% in exchange for a floating rate based on LIBOR on the notional amount as determined monthly. At December 31, 2005, the swap agreement had a notional amount of $6.8 million. The transaction effectively changes a portion of the Company’s interest rate exposure from a floating rate to a fixed rate basis. For the years ended December 31, 2003, 2004, and 2005, the effect of the swap was to increase the rate the Company was required to pay by 3.08%, 2.96%, and 1.18%, respectively, which resulted in an increase in interest expense of approximately $262,000, $215,000, and $74,000, respectively. As of December 31, 2005, the interest rate swap had a positive fair value of $88,000, which has been recorded in other assets and accumulated other comprehensive income (loss).

The primary risks associated with swaps are the exposure to movements in interest rates and the ability of the counterparties to meet the terms of the contracts. Based on review and assessment of counterparty risk, the Company does not anticipate non-performance by the other party. The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

(12) Environmental Matters

The Company’s operation and travel plaza are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses under ground storage tanks (“UST”) to store petroleum products and waste oils. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control, and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company’s USTs are currently in compliance in all material respects with applicable environmental legislation, regulations, and requirements.

Where required or believed by the Company to be warranted, the Company takes action at its travel plaza to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. In light of the Company’s business and the quantity of petroleum products that it handles, there can be no assurance that hazardous substance contamination does not exist or that material liability will not be imposed in the future. For the year ended December 31, 2005, the Company’s expenditures for environmental matters were approximately $687,000. See Note (2) for a discussion of its accounting policies relating to environmental matters.

The Company accrues liabilities for certain environmental remediation activities consistent with the policy set forth in Note (2). In management’s opinion, at December 31, 2004 and 2005, no accrual was deemed necessary based on existing facts and circumstances. The Company’s accrual for environmental remediation expenses is based upon initial estimates obtained from contractors engaged to perform the remediation work as required by local, state, and federal authorities. It is often difficult to predict the extent and the cost of environmental remediation until work has commenced and the full scope of the contamination determined. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In the event that future remediation expenditures are in excess of amounts accrued, management does not anticipate that they will have a material adverse effect on the financial position or results of operations of the Company. Actual results, however, could differ from estimated amounts and those differences could be material.

(13) Recently Issued Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” which replaced the original Interpretation No. 46 issued in January 2003. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The effective dates vary depending on the type of reporting company and the type of entity that the company is involved with. Companies without publicly traded equity securities, such as the Company, must apply the revised Interpretation immediately to all entities created after December 31, 2003, and to all other entities no later than the beginning of the first reporting period beginning after December 15, 2004. Management has adopted this revised Interpretation and concluded that the Company does not own interests in any entities that meet the consolidation requirements.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” which replaces the original Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” issued in October 1995. This standard addresses the accounting for transactions where an entity obtains employee services in share-based payment transactions. The effective dates vary depending on the type of reporting entity. Companies without publicly traded equity securities, such as the Company, must apply the revised standard as of the beginning of the first annual reporting period that begins after December 15, 2005. Management has adopted this revised standard; however it had no significant impact on the Company’s financial position or results of operations.

In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” This Interpretation clarifies that the term “conditional” as used in Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” which refers to a legal obligation to perform an asset retirement activity even if the timing and/or settlement are conditional on a future event that may or may not be within the control of an entity. Accordingly, the entity must record a liability for the conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. The Interpretation is effective for companies no later than the end of the fiscal year ending after December 15, 2005. Management has adopted this standard; however it had no significant impact on the Company’s financial position or results of operations.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections,” which replaced Accounting Principles Board Opinion No. 20 “Accounting Changes” and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements.” This standard provides guidance on the accounting and reporting for accounting changes and correction of errors, requiring changes in accounting principles be recognized on a retrospective approach rather than treating them as cumulative effect of changes in accounting principle. The standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Management does not believe that the adoption of this standard will have a significant impact on the Company’s financial position or results of operations.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Partners

Petro Travel Plaza, LLC:

We have audited the accompanying balance sheets of Petro Travel Plaza, LLC (a California limited liability corporation) as of December 31, 2004 and 2005 and the related statements of operations, changes in partners’ capital and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petro Travel Plaza, LLC as of December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

El Paso, Texas

March 7, 2006